

Alison Weeks

Regional Sales Manager at W5 Golf, Inc.

Flossmoor, Illinois, United States · Contact info

75 connections

W5 Golf, Inc.

University of Illinois at Urbana-Champaign

Experience

Regional Sales Manager
W5 Golf, Inc.
Jun 2006 – Present · 15 yrs 8 mos

Education

University of Illinois at Urbana-Champaign
Bachelor's degree, Economics
1986 – 1990